

August 4, 2015

<u>Via E-Mail</u>
Winnie Wong
Chief Financial Officer
Avrupa Minerals Ltd.
Suite 410 – 325 Howe Street
Vancouver, British Columbia
Canada V6C 1Z7

      Re: Avrupa Minerals Ltd.
            Form 20-F for the Year Ended December 31, 2014
            Filed May 8, 2015
            File No. 000-54728

Dear Ms. Wong:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/Tia L. Jenkins

                      Tia L. Jenkins
                      Senior Assistant Chief Accountant
                      Office of Beverages, Apparel, and
                      Mining